UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: November 6, 2015		Signed: /s/ Scott Cedergren
	By:	Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: November 6, 2015		Signed: /s/ Scott Cedergren
	By:	Name: Scott Cedergren
Title: Assistant Corporate Secretary

Release:        Immediate        November 5, 2015

Canadian Pacific mourns the passing of board director Linda Morgan

Calgary, AB – Canadian Pacific (TSX: CP) (NYSE: CP) today announced that board director Linda Morgan has passed away.

“We are all incredibly sad to have learned of Linda’s passing,” said E. Hunter Harrison, CP Chief Executive Officer. “Linda was a tremendous asset to our board and will be greatly missed by all. On behalf of everyone at CP, we express our profound condolences to Linda’s family and will keep them all in our thoughts and prayers during this difficult time.”

Ms. Morgan joined CP’s board of directors in 2006 and was recently Chair of the Health, Safety, Security, and Environment Committee and Member of the Audit Committee

“Linda was universally respected for her remarkable combination of integrity, wisdom and incisiveness,” said Andrew Reardon, Chairman of the Board of CP. “She will be missed as a leader in this industry, a colleague on our board, and a dear friend to us all.”

Ms. Morgan was a Partner at Nossaman LLP, a transportation law firm in the United States. Prior to joining Nossaman in 2011, she was a Partner at Covington & Burling LLP, a U.S.-based international law firm. She also served on the Board of Visitors for the Georgetown University Law Center and the Business Advisory Committee for Northwestern University’s Transportation Center.

Ms. Morgan was previously Chairman of the U.S. Surface Transportation Board, the primary regulatory authority in that country, and its predecessor, the Interstate Commerce Commission, from March 1995 to December 2002.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

403-319-7298

24/7 Media Pager: 855-242-3674

Martin_Cej@cpr.ca

Investment Community

Nadeem Velani

403-319-3591

investor@cpr.ca